06016832

September 7, 2006

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

SUPPL

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Kobe Steel Announces Earnings Forecast for Fiscal 2006 (ending March 2007) and Interim Dividend"

Thank you for your assistance in handling it as required.

Sincerely yours,

櫻井 宏之

Hiroyuki Sakurai
Finance Department
Kobe Steel, Ltd.

dlw 9/14

NEWS RELEASE

Company name: Kobe Steel, Ltd.
Web site: www.kobelco.co.jp
President & CEO: Yasuo Inubushi
Stock exchange number: 5406
Listings: Tokyo, Osaka and Nagoya stock exchanges, Japan

Kobe Steel Announces Earnings Forecast for Fiscal 2006 (ending March 2007) and Interim Dividend

TOKYO, September 7, 2006 – Kobe Steel, Ltd. announced today its forecast for interim and full-year operating results for fiscal 2006, ending March 31, 2007.

1. Consolidated Forecast

Japan's economy has been gradually growing in the first half of fiscal 2006. With corporate earnings at high levels, private-sector capital investment has been increasing and personal spending has been going up, spurred by higher workers' incomes. Overseas, inflationary pressure remains strong due to high oil prices, but in general the world economy continues on an expansionary trend.

In Kobe Steel's Iron & Steel segment, demand continues to be strong in the automotive, shipbuilding and other domestic manufacturing industries. Overseas, the supply and demand situation is also improving mainly for steel sheet products. The supply and demand environment on the whole has become tighter, as domestic inventories have been going down to more appropriate levels.

Under these conditions, although the prices of iron ore and some raw materials have risen, the supply and demand situation has enabled Kobe Steel to increase the sales prices of steel products. Accordingly, operating results in the Iron & Steel segment are anticipated to be roughly the same as the previous forecast on April 27, 2006. However, in the Aluminum and Copper segment on the back of high raw material prices, inventory valuation under the average method is expected to push up half-year profits. In addition, operating results in the Machinery segment and the Construction Machinery segment are anticipated to increase, in comparison to the previous forecast. In the Machinery segment, orders have been strong in the petrochemical and energy fields. In the Construction Machinery segment, demand for excavators has been high in China.

As a result, consolidated sales in the first half of fiscal 2006 are anticipated to increase 50 billion yen, in comparison to the previous forecast, to 900 billion yen. Pretax ordinary income is forecast to rise 15 billion yen, to 80 billion yen. Net income is expected to increase 5 billion yen, to 45 billion yen.

In the second half of fiscal 2006, the economy is anticipated to continue expanding. Although rising oil prices is a concern, domestic capital investment and personal spending are expected to continue being strong.

Under these conditions, in the second half of fiscal 2006 operating results in the Iron & Steel segment are anticipated to generally be in line with the previous forecast. Although raw material prices are forecast to be higher than previously estimated, the sales prices of steel products are anticipated to increase. Other segments are also expected to progress as planned.

As a result, consolidated sales for the full year are anticipated to increase 70 billion yen, to 1,820 billion yen. Pretax ordinary income is expected to rise 15 billion yen, to 160 billion yen. Net income is forecast to increase 5 billion yen, to 90 billion yen.

Consolidated Forecast for Fiscal 2006 (In billions of yen)

	Current Forecast 1st half	Current Forecast full year	Previous Forecast[2] 1st half	Previous Forecast[2] full year	Fiscal 2005
Net Sales	900.0	1,820.0	850.0	1,750.0	1,667.3
Ordinary income[1]	80.0	160.0	65.0	145.0	176.9
Net income	45.0	90.0	40.0	85.0	84.5

1. Also known as pretax recurring profit
2. "Previous Forecast" refers to the forecast on April 27, 2006.

2. Non-Consolidated Forecast

In the first half of fiscal 2006, non-consolidated sales are forecast to increase 30 billion yen, in comparison to the previous forecast, to 555 billion yen. Pretax ordinary income is forecast to rise 10 billion yen, to 55 billion yen. Net income is expected to increase 5 billion yen, to 35 billion yen.

For the full fiscal year ending March 31, 2007, non-consolidated sales are forecast to grow 50 billion yen, in comparison to the previous forecast, to 1,120 billion yen. Pretax ordinary income is anticipated to increase 10 billion yen, to 105 billion yen. Net income is estimated to increase 5 billion yen, to 70 billion yen.

Non-consolidated Forecast for Fiscal 2006 (In billions of yen)

	Current Forecast 1st half	Current Forecast full year	Previous Forecast[2] 1st half	Previous Forecast[2] full year	Fiscal 2005
Net Sales	555.0	1,120.0	525.0	1,070.0	1,034.7
Ordinary income[1]	55.0	105.0	45.0	95.0	110.6
Net income	35.0	70.0	30.0	65.0	49.1

1. Also known as pretax recurring profit
2. "Previous Forecast" refers to the forecast on April 27, 2006.

Interim Dividend

Kobe Steel decided at its Board of Directors' meeting today to consider paying a dividend of 3 yen per share for the half-year period ending September 30, 2006.

Cautionary Statement

Certain statements in this material are forward-looking statements based on information available as of today. Actual results may differ materially from the forward-looking statements due to possible changes in conditions in the future.

Media Contact

Gary Tsuchida
Publicity Group
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo, JAPAN 141-8688
Tel +81-3-5739-6010
Fax +81-3-5739-5971
Web site www.kobelco.co.jp
E-mail www-admin@kobelco.co.jp

Investor Relations

Tel +81-3-5739-6045
E-mail www-admin@kobelco.co.jp

Supplementary Information

1. Sales and Operating Income by Segment (In billions of yen)

Segment		FY2006 Est. 1st Half	FY2006 Est. Full Year	FY2005 1st Half	FY2005 Full Year	Prev. Forecast * 1st Half	Prev. Forecast * Full Year
Iron & Steel	Sales	395.0	805.0	366.3	758.3	385.0	790.0
	Operating Income	43.0	97.0	68.9	130.9	41.0	95.0
Wholesale Power Supply	Sales	35.0	70.0	31.0	65.2	35.0	70.0
	Operating Income	9.5	19.0	8.3	19.5	9.5	19.0
Aluminum & Copper	Sales	190.0	370.0	152.4	304.9	165.0	330.0
	Operating Income	16.0	26.0	12.2	23.3	10.0	20.0
Machinery	Sales	125.0	275.0	113.8	259.2	125.0	275.0
	Operating Income	5.5	14.0	3.1	10.3	3.5	12.0
Construction Machinery	Sales	130.0	245.0	106.3	227.0	115.0	230.0
	Operating Income	6.5	11.0	3.6	8.8	4.5	9.0
Real Estate	Sales	20.0	40.0	17.2	47.2	20.0	40.0
	Operating Income	2.5	5.0	1.3	5.1	2.5	5.0
Electronic Materials & Other Businesses	Sales	30.0	65.0	28.2	61.1	30.0	65.0
	Operating Income	8.0	18.0	8.4	17.4	8.0	18.0
Eliminations	Sales	(25.0)	(50.0)	(25.9)	(55.8)	(25.0)	(50.0)
	Operating Income	1.0	2.0	2.0	4.7	1.0	2.0
Total	Sales	900.0	1,820.0	789.5	1,667.3	850.0	1,750.0
	Operating Income	92.0	192.0	108.2	220.3	80.0	180.0
Ordinary income		80.0	160.0	85.4	176.9	65.0	145.0

* The previous forecast was on April 27, 2006.

2. Steel Production and Sales

Crude Steel Production (Non-consolidated, in millions of metric tons)

	FY2006 1st Half Forecast	FY2005 1st Half	FY2005 2nd Half	FY2005 Full Year
Industry total *	58.14	56.80	55.92	112.72
Kobe Steel	3.83	3.83	3.73	7.56

* Total crude steel production by Japan's steel industry

Sales Volume of Steel Products at Kobe Steel (In millions of metric tons)

	FY2006 1st Half Forecast	FY2005 1st Half	FY2005 2nd Half	FY2005 Full Year
Domestic	2.58	2.64	2.60	5.24
Exports	0.69	0.70	0.56	1.26
Total	3.27	3.34	3.16	6.50

Kobe Steel's Export Ratios

	FY2006 1st Half Forecast	FY2005 1st Half	FY2005 2nd Half	FY2005 Full Year
Based on volume	21.1%	20.8%	18.0%	19.4%
Based on value	23.0%	23.7%	21.1%	22.4%

Sales Prices of Steel Products at Kobe Steel (In yen per metric ton)

	FY2006 1st Half Forecast	FY2005 1st Half	FY2005 2nd Half	FY2005 Full Year
Domestic & export average	73,300	71,300	75,500	73,300

3. Comparison of Ordinary Income Forecast to FY2005 1H Results and Previous Forecast

FY2006 1st Half Current Forecast vs. FY2005 1st Half Results (In billions of yen)

Ordinary Income	FY2006 1st Half Est.: 80.0	FY2005 1st Half: 85.4	Change: (5.4)

Analysis of Factors Affecting Ordinary Income (Consolidated, in billions of yen)

Factors Increasing Profits		Factors Decreasing Profits	
Production/Shipments	4.5	Raw material prices	(14.5)
Cost reductions	4.5	Increase in fixed costs	(5.5)
Consolidated subsidiaries and equity-valued affiliates	8.5	Equipment maintenance	(5.0)
		Change in method of depreciation	(3.0)
Other	10.6	Effect of average method	(5.5)
Total	28.1	Total	(33.5)

FY2006 1st Half Current Forecast vs. FY2006 1st Half Previous Forecast (In billions of yen)

Ordinary Income	FY2006 1H Current: 80.0	FY2006 1H Previous: 65.0	Change: +15.0

Analysis of Factors Affecting Ordinary Income (Consolidated, in billions of yen)

Factors Increasing Profits		Factors Decreasing Profits	
Production/Shipments	6.0	Raw material prices	(5.5)
Effect of average method	7.0	Equipment maintenance	(4.0)
Consolidated subsidiaries and equity-valued affiliates	4.5		
Other	7.0		
Total	24.5	Total	(9.5)

4. Cash Flow, Debt & D/E Ratio (Consolidated, in billions of yen)

	FY2006 Forecast		FY2005	
	1st half	Full year	1st half	Full year
Free cash flow	(4.0)	(29.0)	54.6	95.2

(Excludes cash flow from IPP project finance.)

	FY2006 Forecast		FY2005	
	1st half	2nd half	1st half	2nd half
Debt[1]	590.0	620.0	629.9	589.1
D/E ratio (times)[2]	1.2	1.2	1.6	1.2

1. Excludes debt from IPP project finance.
2. In the D/E ratio, stockholders' equity consists only of common stock, capital surplus and retained earnings.

5. Others

(Non-consolidated)	FY2006 Forecast	
	1st half	2nd half
Exchange rate (1 U.S. dollar to yen)	115 yen	115 yen
Effect of 1 yen increase on profits (In millions of yen)	400	400

(Consolidated, in billions of yen)	FY2006 Forecast	FY2005
Capital investment	152.0	92.3
Depreciation	88.0	79.5

Cautionary Statement: Certain statements in this material are forward-looking statements based on information available as of today. Actual results may differ materially from the forward-looking statements due to possible changes in conditions in the future.

-End-